UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30708/ September 25, 2013

_____

In the Matter of                                                      :
                                                                             :
MONETTA FUND, INC.                                           :
1776-A S. Naperville Rd.                                         :
Suite 100                                                                :
Wheaton, IL 60189                                               :
                                                                             :
(811-4466)                                                            :
                                                                             :
_____   :


ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Monetta Fund, Inc. filed an application on July 31, 2013, requesting an order under section 8(f)
of the Act declaring that it has ceased to be an investment company.

On August 30, 2013, a notice of filing of the application was issued (Investment Company Act
Release No. 30683). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.


                                                              Kevin M. O'Neill
                                                              Deputy Secretary